Exhibit 12

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Earnings from continuing operations before income taxes	$117,693	($182,198)	($51,806)	$53,440	$75,385
Fixed charges	44,154	52,511	56,030	27,058	22,026

Earnings from continuing operations, as adjusted	$161,847	($129,687)	$4,224	$80,498	$97,411

Fixed Charges:
Interest Expense	$40,100	$48,647	$52,348	$25,150	$20,406
Portion of rental expense representative of interest	4,054	3,864	3,682	1,908	1,620

Fixed Charges	$44,154	$52,511	$56,030	$27,058	$22,026

Ratio of Earnings to Fixed Charges	3.7	—	—	3.0	4.4
Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$182,198	$51,806	$—	$—

Notes:

•	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.